1232767



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

No Act
P.E. 12,19, 2002

Act	'34 Act
Section	15(b)(11)
Rule	15b11-1(b)
Public Availability	March 5, 2003

March 5, 2003

Mr. Thomas W. Sexton
Vice President and General Counsel
National Futures Association
200 West Madison Street, Suite 1600
Chicago, Illinois 60606



03058892

Dear Mr. Sexton:

In your letter dated December 19, 2002, you request the staff's concurrence with the analysis of the National Futures Association's ("NFA") position regarding the application of Section 15(b)(11) of the Securities Exchange Act of 1934 ("Exchange Act") to any NFA member that is a sole proprietor registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker ("IB") and acting in his or her separate capacity as a registered representative of a registered broker-dealer.

Section 15(b)(11) of the Exchange Act provides for a limited notice registration process for any person who would be required to register as a broker or dealer only to effect transactions in security futures products. Rule 15b11-1 under the Exchange Act implements Section 15(b)(11) by providing that a broker-dealer may register by notice pursuant to Section 15(b)(11) if it (1) is registered with the CFTC as a futures commission merchant or IB, as those terms are defined in the Commodity Exchange Act, respectively; (2) is a member of the NFA or another national securities association registered under Section 15A(k) of the Exchange Act; and (3) is not required to register as a broker or dealer in connection with transactions in securities other than security futures products. Rule 15b11-1(b) under the Exchange Act provides that a broker or dealer registering by notice pursuant to Section 15(b)(11) must file Form BD-N indicating, where appropriate, that it satisfies all three conditions. With respect to the third condition, we note that Section 15(a)(1) of the Exchange Act requires registration of a natural person not associated with a registered broker-dealer that is not a natural person.

Accordingly, a NFA member who is a natural person and who meets all of the following conditions would qualify for notice registration: (1) the member is a sole proprietor registered with the CFTC as an IB, (2) the member is also separately employed as a registered representative by a fully registered broker-dealer that is not a sole proprietor, (3) the member engages in (or intends to engage in) security futures activities as an IB, and (4) the member does not engage in (or intend to engage in) any other securities activities that would require broker-dealer registration except as a registered representative of the fully registered broker-dealer.

This interpretive position is based on the facts presented. Any different facts or circumstances may require a different response.

Sincerely,



Catherine McGuire
Chief Counsel



NATIONAL FUTURES ASSOCIATION

December 19, 2002

Catherine McGuire, Esq.
Chief Counsel and Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

30

Re: Notice Registration Requirements; Request for No-Action Relief

Dear Ms. McGuire:

As you know, the Commodity Futures Modernization Act of 2000 (CFMA) amended the Commodity Exchange Act (CEA) and the federal securities laws to lift the ban on trading futures on single-stocks and narrow-based security indices (security futures products). The CFMA provided that these products are securities as well as futures and applied the broker-dealer registration requirements in Section 15 of the Securities Exchange Act of 1934 (Exchange Act) to persons engaging in security futures activities. The CFMA also amended the Exchange Act by adding a new Section 15(b)(11), which, in effect, provides for a simplified, notice registration process for any person already registered with the Commodity Futures Trading Commission (CFTC) as a futures commission merchant (FCM) or introducing broker (IB) if said person is a Member of NFA and is only required to register to effect transactions in security futures products.

On August 21, 2001, the Securities and Exchange Commission (Commission or SEC) adopted Rule 15b11-1 and registration Form BD-N to implement Section 15(b)(11).[1] Consistent with the requirements for notice registration, Item 2C on Form BD-N asks if the person filing the form "limit[s] or will [limit] its business in securities to business that does not require it to register under Section 15(b)(1), Section 15B, or Section 15C of the Exchange Act." Answering "no" to this item indicates that the person does not qualify for notice-registration.

NFA has a significant number of sole proprietor Members who are registered with the CFTC as IBs. Some of these members are also separately employed by broker-dealers as registered representatives. These sole proprietor IBs must notice-register as broker-dealers if they want to conduct security futures business as IBs, which would introduce the business to an FCM to be carried in

[1] *See* 66 *Fed. Reg.* 45138 (August 27, 2001).

200 West Madison Street Suite 1600 Chicago, Illinois 60606 312.781.1300 800.621.3570 312.781.1467 fax www.nfa.futures.org

futures accounts. Section 15(a)(1) of the Securities Exchange Act excludes from registration requirements a natural person associated with a broker or dealer. Roth v. SEC has made clear that this exclusion is available only to persons who are acting in the capacity of associated persons.[2] Recently, several NFA Member sole proprietor IBs have questioned whether they are eligible for notice registration because they engage in securities activities in their separate capacity as registered representatives but, because they are natural persons associated with a broker-dealer, are required to register individually only to conduct business in securities futures products (which they do in their individual IB capacity).

In order to resolve this dilemma, NFA is asking Commission staff to confirm that any NFA Member who meets all of the criteria set forth below may register pursuant to Section 15(b)(11) and may answer "yes" to Item 2C of Form BD-N. The criteria are as follows:

1. The Member is a sole proprietor registered with the CFTC as an IB;

2. The individual is also separately employed by a fully-registered broker-dealer as a registered representative;

3. The Member engages in (or intends to engage in) security futures activities through the IB; and

4. The Member does not engage in (or intend to engage in) any other securities activities through the IB that would require broker-dealer registration.

If you have any questions or need any additional information, please contact me (312-781-1413 or tsexton@nfa.futures.org) or Kathryn Camp (312-781-1393 or kcamp@nfa.futures.org).

Very truly yours,



Thomas W. Sexton
Vice President and General Counsel

cc: Daniel P. Fisher

(kpc/Security Futures/McGuire-1)

[2] 22 F.3d 1108 (D.C. Cir. 1994).